CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

For the three and nine months ended September 30, 2014 and 2013

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CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(Expressed in Thousands of United States Dollars) – Unaudited

		September 30,	December 31,
	Notes	2014	2013
ASSETS
Current
Cash and cash equivalents	15a	$78,897	$8,838
Trade and other receivables	14	9,457	2,506
Inventories	4	34,828	22,965
Other		5,250	1,502
		128,432	35,811
Non-current
Mineral interests	5	824,491	844,583
Other		10,344	2,939
		834,835	847,522
Total Assets		$963,267	$883,333
LIABILITIES
Current
Accounts payable and accrued liabilities	6	$36,041	$54,678
Debt	7	49,687	49,479
Income tax payable		2,810	808
		88,538	104,965
Non-current
Reclamation provision		3,154	3,021
Other		1,945	1,193
Total Liabilities		93,637	109,179
SHAREHOLDERS’ EQUITY
Share capital		1,014,152	996,076
Reserves		10,750	14,304
Deficit		(155,272)	(236,226)
Total Shareholders’ Equity		869,630	774,154
Total Liabilities and Shareholders’ Equity		$963,267	$883,333

Commitments, contingencies and events after the reporting period (notes 15b, 16 and 17)

APPROVED BY THE DIRECTORS

“Dan Rovig”	“Kevin McArthur”

See accompanying notes to the condensed interim consolidated financial statements.

Condensed Interim Consolidated Financial Statements 1

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND TOTAL COMPREHENSIVE INCOME (LOSS)
(Expressed in Thousands of United States Dollars, Except Per Share and Share Information) - Unaudited

		Three Months Ended		Nine Months Ended
		September 30,		September 30,
	Notes	2014	2013	2014	2013
Revenues	8,13	$90,279	$-	$284,869	$-
Operating costs
Production costs	9	34,871	-	97,786	-
Royalties		6,359	-	16,833	-
Depreciation and depletion		12,167	-	33,713	-
Total operating costs		53,397	-	148,332	-
Mine operating earnings		36,882	-	136,537	-

Other operating expenses
Escobal project		-	7,890	-	34,068
Exploration		471	1,172	3,000	3,872
General and administrative		7,657	5,134	26,094	15,970
Total other operating expenses		8,128	14,196	29,094	53,910
Earnings (loss) from operations		28,754	(14,196)	107,443	(53,910)

Other (income) expense
Interest income		(18)	(19)	(28)	(116)
Interest expense		1,406	1,114	4,767	1,445
Net foreign exchange loss (gain)		614	(79)	650	(104)
Other expense		305	325	910	891
Total other (income) expense		2,307	1,341	6,299	2,116

Earnings (loss) before income taxes		26,447	(15,537)	101,144	(56,026)
Income tax expense	11	6,411	-	20,190	-
Earnings (loss) and total comprehensive income (loss) attributable to common shareholders		$20,036	$(15,537)	$80,954	$(56,026)

Earnings (loss) per share
Basic		$0.13	$(0.11)	$0.55	$(0.38)
Diluted		$0.13	$(0.11)	$0.54	$(0.38)

Weighted average shares outstanding (000’s)
Basic		147,541	145,925	147,025	145,769
Diluted		149,402	145,925	148,886	145,769

See accompanying notes to the condensed interim consolidated financial statements.

2 Tahoe Resources Inc.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Thousands of United States Dollars) - Unaudited

		Three Months Ended		Nine Months Ended
			September 30,		September 30,
	Notes	2014	2013	2014	2013
OPERATING ACTIVITIES
Net earnings (loss) for the period		$20,036	$(15,537)	$80,954	$(56,026)
Adjustments for:
Interest expense		1,406	1,114	4,767	1,445
Income tax expense		6,411	-	20,190	-
Financing fees		156	271	466	800
Items not involving cash:
Depreciation and depletion		12,276	247	34,300	3,454
Loss on disposition of plant and equipment		187	28	426	28
Share-based payments	10	909	1,826	5,034	4,877
Unrealized foreign exchange loss (gain)		614	(79)	650	(104)
Accretion		88	23	133	47
Cash provided by (used in) operating activities before changes in working capital		42,083	(12,107)	146,920	(45,479)
Changes in working capital	12	27,535	3,928	(25,926)	(6,538)
Cash provided by (used in) operating activities		69,618	(8,179)	120,994	(52,017)
Income taxes paid		(7,297)	-	(19,445)	-
Net cash provided by (used in) operating activities		62,321	(8,179)	101,549	(52,017)

INVESTING ACTIVITIES
Mineral interests additions		(8,618)	(56,700)	(36,090)	(126,563)
Decrease in deposits		-	4,658	-	4,473
Net cash used in investing activities		(8,618)	(52,042)	(36,090)	(122,090)

FINANCING ACTIVITIES
Proceeds from issuance of common shares on exercise of share options		1,395	1,144	10,358	1,459
(Repayments )borrowings on credit facility		(25,000)	-	-	50,000
Financing fees		(457)	(271)	(1,391)	(2,051)
Interest expense paid		(1,607)	(793)	(3,646)	(793)
Payments on finance leases		(29)	-	(71)	-
Net cash (used in) provided by financing activities		(25,698)	80	5,250	48,615

Effect of exchange rates on cash and cash equivalents		(614)	79	(650)	104
Increase (decrease) in cash
and cash equivalents		27,391	(60,062)	70,059	(125,388)
Cash and cash equivalents, beginning of period		51,506	99,235	8,838	164,561
Cash and cash equivalents, end of period		78,897	$39,173	$78,897	$39,173

Supplemental cash flow information (note 12)

See accompanying notes to the condensed interim consolidated financial statements.

Condensed Interim Consolidated Financial Statements 3

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in Thousands of United States Dollars, Except Share Information) – Unaudited

		Number of	Share
	Notes	Shares	Capital	Reserves	Deficit	Total
At January 1, 2014		146,094,407	$996,076	$14,304	$(236,226)	$774,154
Shares issued under the Share Plan	10	140,667	2,904	(2,130)	-	774
Exercise of stock options	10	1,350,874	15,172	(4,814)	-	10,358
Share-based payments		-	-	3,390	-	3,390
Net earnings		-	-	-	80,954	80,954
At September 30, 2014		147,585,948	$1,014,152	$10,750	$(155,272)	$869,630

		Number of	Share
	Notes	Shares	Capital	Reserves	Deficit	Total
At January 1, 2013		145,565,204	$988,081	$13,845	$(170,629)	$831,297
Shares issued under the Share Plan	10	247,666	4,280	(3,684)	-	596
Exercise of stock options	10	191,611	2,117	(658)	-	1,459
Share-based payments		-	-	4,235	-	4,235
Net loss		-	-	-	(56,026)	(56,026)
At September 30, 2013		146,004,481	$994,478	$13,738	$(226,655)	$781,561

See accompanying notes to the condensed interim consolidated financial statements.

4 Tahoe Resources Inc.

NOTES TO THE CONDENSED
INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in Thousands of United States Dollars, Except as Otherwise Stated)
Three and Nine Months Ended September 30, 2014 and 2013

1.	OPERATIONS

Tahoe Resources Inc. was incorporated under the Business Corporations Act (British Columbia) on November 10, 2009. These condensed consolidated interim financial statements (“interim financial statements”) include the accounts of Tahoe Resources Inc. and its wholly owned subsidiaries (together referred to as the “Company”). The Company’s principal business activities are the acquisition, exploration, development and operation of mineral properties in the Americas for the mining of precious metals.

The Company’s registered office is located at 1500 Royal Centre, 1055 West Georgia Street, P.O. Box 11117, Vancouver, BC V6E 4N7, Canada.

The Audit Committee of the Company’s Board of Directors authorized issuance of these condensed interim financial statements on November 11, 2014.

2.	SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of presentation and statement of compliance

These interim financial statements have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) effective as of December 31, 2013. As such, certain disclosures required by International Financial Reporting Standards (“IFRS”) as issued by the IASB have been condensed or omitted. These interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto as at and for the years ended December 31, 2013 and 2012 (“consolidated financial statements”).

These interim financial statements have been prepared using the same accounting policies and methods of application as those disclosed in note 2 to the Company’s consolidated financial statements, with the exception of note 2 (i) which has been expanded (but is not considered a change in accounting policy) as follows:

Units of production basis

Upon declaration of commercial production, the carrying amounts of mineral interests are depleted using the units of production method over the estimated life of mine based on proven and probable reserves. Estimation of proven and probable reserves is updated when relative information is available; the result will be prospectively applied to calculate depletion amounts for future periods. For operations that reach commercial production prior to the determination of proven and probable reserves, depletion is calculated based on the mineable portion of measured and indicated resources until such time that proven and probable reserves are established.

Condensed Interim Consolidated Financial Statements 5

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIALS STATEMENTS (UNAUDITED)

b)	Basis of consolidation:

The financial statements of the subsidiaries controlled by the Company are included in the consolidated financial statements from the date that control commenced until the date that control ceases. Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

Name of Subsidiary	Incorporated/ Acquired	Place of Incorporation	Ownership Percentage	Principal Activity
Tahoe Resources USA Inc.	Feb-2-2010	Nevada, USA	100%	Services
Tahoe Swiss AG	May-20-2010	Switzerland	100%	Services
Escobal Resources Holding Limited	June-8-2010	Barbados	100%	Services
Minera San Rafael, S.A.	June-8-2010	Guatemala	100%	Operations

Inter-company balances, transactions, income and expenses arising from inter-company transactions are eliminated in full on consolidation.

c)	Adoption of new accounting standards and interpretations:

IFRIC 21 – Levies (“IFRIC 21”) (effective January 1, 2014) provides guidance on when to recognize a liability for a levy imposed by a government, other than those levies within the scope of other standards. The Company has applied IFRIC 21 on a retrospective basis in compliance with the transitional requirements. No adjustments to the Company’s interim consolidated financial statements were made as a result of the implementation of IFRIC 21.

In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers (“IFRS 15”) which supersedes IAS 11 – Construction Contracts, IAS 18 – Revenue, IFRIC 13 – Customer Loyalty Programmes, IFRIC 15 – Agreements for the Construction of Real Estate, IFRIC 18 – Transfers of Assets from Customers, and SIC 31 – Revenue – Barter Transactions Involving Advertising Services. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2017, with early adoption permitted. The Company is currently evaluating the impact the standard is expected to have on its consolidated financial statements.

In July 2014, the IASB issued an amendment to IFRS 9 – Financial Instruments (“IFRS 9”) which supersedes previous versions of IFRS 9. IFRS 9, among other things, requires an expected credit loss model for impairment of financial instruments and introduces a new hedge accounting model designed to align with entities risk management activities. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the impact the standard is expected to have on its consolidated financial statements.

6 Tahoe Resources Inc.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIALS STATEMENTS (UNAUDITED)

3.	CAPITAL MANAGEMENT

The Company’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to support future development of the business. The Company seeks to maintain a balance between the higher returns that might be possible with higher levels of borrowing and the advantages and security afforded by a sound capital position. The capital structure of the Company consists of common equity, comprising share capital and reserves net of accumulated deficit, and debt, which includes the credit facility and finance leases.

On June 4, 2013, the Company entered into a $50 million secured credit facility (“the facility”) with an international financial institution. On December 20, 2013, the Company reached an agreement with the lender to expand the facility by an additional $25 million. The additional $25 million was repaid on September 3, 2014 (note 7). The intent of the facility is to provide working capital for general corporate purposes.

The Company’s overall capital management strategy remains unchanged from the year ended December 31, 2013.

4.	INVENTORIES

	September 30,	December 31,
	2014	2013
Supplies	$28,158	$14,575
Stockpile	1,501	3,440
Finished goods	5,169	4,950
	$34,828	$22,965

During the three months ended September 30, 2014 the Company recognized an impairment of $0.8 million for obsolete supplies inventory. This impairment is included in production costs for the three and nine month period ended September 30, 2014 (2013: $nil and $nil).

Condensed Interim Consolidated Financial Statements 7

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIALS STATEMENTS (UNAUDITED)

5.	MINERAL INTERESTS

	Mineral Interests
		Non-	Plant &
	Depletable	Depletable	Equipment	Total
Cost
Balance at January 1, 2014	$-	$566,766	$298,897	$865,663
Additions	-	10,482	8,581	19,063
Disposals	-	(184)	1,411	1,227
Transfers(1)	544,930	(548,108)	(1,436)	(4,614)
Balance at September 30, 2014	$544,930	$28,956	$307,453	$881,339
Accumulated Depreciation and
Depletion
Balance at January 1, 2014	-	-	(21,080)	(21,080)
Additions	(19,913)	-	(16,233)	(36,146)
Disposals	206	-	172	378
Transfers	(567)	-	567	-
Balance at September 30, 2014	$(20,274)	$-	$(36,574)	$(56,848)
Carrying Amount at
September 30, 2014	$524,656	$28,956	$270,879	$824,491

	Mineral Interests
		Non-	Plant &
	Depletable	Depletable	Equipment	Total
Cost
Balance at January 1, 2013	$-	$531,172	$156,234	$687,406
Additions	-	36,334	142,729	179,063
Disposals	-	-	(66)	(66)
Adjustments	-	(740)	-	(740)
Balance at December 31, 2013	$-	$566,766	$298,897	$865,663
Accumulated Depreciation and
Depletion
Balance at January 1, 2013	-	-	(8,080)	(8,080)
Additions	-	-	(13,028)	(13,028)
Disposals	-	-	29	29
Balance at December 31, 2013	$-	$-	$(21,080)	$(21,080)
Carrying Amount at December 31, 2013	$-	$566,766	$277,817	$844,583

(1)

In early January 2014, the commissioning of the Escobal mine was completed as operating levels intended by management were determined to have been reached. Accordingly, mineral interests were transferred from non-depletable to depletable mineral interests. Depreciation and depletion of capitalized costs classified as depletable commenced effective January 1, 2014. In addition, proceeds from concentrate sales and costs incurred during production have been included in net earnings and total comprehensive income effective January 1, 2014. Final settlement adjustments for the nine month period ended September 30, 2014 of $2.3 million relating to concentrate sold prior to the commissioning of the Escobal mine have been offset against depletable mineral interests.

8 Tahoe Resources Inc.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIALS STATEMENTS (UNAUDITED)

6.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	September 30,	December 31,
	2014	2013
Trade accounts payable	$11,566	$23,104
Royalties payable	12,798	1,750
Accrued trade payables	7,346	26,063
Accrued payroll and related benefits	3,558	2,255
Share appreciation rights, current portion	773	1,506
	$36,041	$54,678

7.	DEBT

	September 30,	December 31,
	2014	2013
Credit facility	$50,000	$50,000
Commitment fee	(2,175)	(1,250)
Accretion	1,862	729
	$49,687	$49,479

On December 20, 2013, the Company reached an agreement with the lender to expand its credit facility by an additional $25 million. The $25 million bears interest at a rate per annum of the USD$ London Interbank Offered Rate plus a margin of 7.25% . The additional funds were drawn on January 2, 2014, with a maturity date of September 3, 2014. The additional $25 million was repaid on September 3, 2014.

In July, 2014, the Company amended the credit facility agreement and extended the maturity date of the original $50 million to June 3, 2015. All other terms remain per the original agreement.

The Company has paid total commitment fees of $2.2 million related to the facility of which $1.3 million was incurred in 2013. The commitment fees are being amortized over the life of the facility, $0.3 million and $1.1 million of which was amortized during the three and nine months ended September 30, 2014 (2013: $0.4 million and $0.4 million). In addition to the commitment fees, the Company has paid other fees related to the facility totaling $0.2 million and $0.5 million for the three and nine months ended September 30, 2014 (2013: $0.3 million and $0.8 million).

The facility is secured by substantially all of the assets of the Company and its subsidiaries: Tahoe Swiss AG, Escobal Resources Holding Limited and Minera San Rafael, S.A.

The facility contains covenants that, among other things, restrict the ability of the Company and its subsidiaries to incur additional debt, merge, consolidate, transfer, lease or otherwise dispose of all or substantially all of its assets. As at September 30, 2014, the Company is in compliance with the covenants.

Condensed Interim Consolidated Financial Statements 9

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIALS STATEMENTS (UNAUDITED)

8.	REVENUES

	Three Months Ended	Nine Months Ended
	September 30,	September 30,
	2014	2014
Silver	$80,470	$253,047
Gold	2,573	8,575
Lead	3,043	10,421
Zinc	4,193	12,826
	$90,279	$284,869

9.	PRODUCTION COSTS

	Three Months Ended	Nine Months Ended
	September 30,	September 30,
	2014	2014
Consumption of raw materials and consumables	$20,591	$55,233
Employee compensation and benefits	4,588	14,452
Contractors and outside services	5,737	13,241
Other expenses	3,235	13,454
Changes in inventory	720	1,406
	$34,871	$97,786

10.	SHARE BASED PAYMENTS

Description of the Share Based Compensation Arrangements

The Company’s equity compensation plans are designed to attract and retain individuals and to reward them for current and expected future performance. The Company’s share based compensation arrangements are denominated in Canadian dollars (“CAD$”) and include Share Plan Options (“share options”), Deferred Share Awards (“DSAs”), Restricted Share Awards (“RSAs”) and Share Appreciation Rights (“SARs”) (collectively referred to as “the Share Plan”). At September 30, 2014, the Company has the following share-based payment arrangements:

a)	Share Options (equity settled options)

The Share Plan entitles key management personnel, senior employees, and consultants to the option to purchase shares in the Company. Under the terms of this program, share options are exercisable at the market close price of the Company’s shares on the day prior to the grant date. The share options vest based on service-related vesting terms set by the Compensation Committee of the Board of Directors. The share options vest in three equal tranches with the first tranche vesting on the first anniversary, the second on the second anniversary, and the third on the third anniversary of the grant date.

10 Tahoe Resources Inc.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIALS STATEMENTS (UNAUDITED)

The number and weighted average exercise price in CAD$ of share options at September 30, 2014 and December 31, 2013 is as follows:

	Weighted average	Number of
	exercise price	Share Options
Outstanding at December 31, 2012	9.61	2,534,793
Granted	16.51	612,000
Exercised	9.20	(281,537)
Outstanding at December 31, 2013	11.13	2,865,256
Granted	23.96	90,000
Exercised	8.40	(1,350,874)
Forfeited	16.34	(8,000)
Outstanding at September 30, 2014	14.13	1,596,382

The following table summarizes information about share options outstanding and exercisable at September 30, 2014 (exercise prices in CAD$):

Grant	Expiry		Exercise	Remaining		Exercise	Remaining
Date	Date	Outstanding	Price	Life (years)	Exercisable	Price	Life (years)
Jun-10	Jun-15	456,022	6.40	0.69	456,022	6.40	0.69
Nov-10	Nov-15	124,360	11.15	1.11	124,360	11.15	1.11
Mar-11	Mar-16	213,000	17.56	1.43	213,000	17.56	1.43
May-11	May-16	45,000	19.74	1.59	45,000	19.74	1.59
Jan-12	Jan-17	12,000	18.77	2.28	8,000	18.77	2.28
Mar-12	Mar-17	53,000	21.68	2.44	30,000	21.68	2.44
May-12	May-17	4,000	17.04	2.66	-	17.04	2.66
Nov-12	Nov-17	30,000	20.10	3.12	10,000	20.10	3.12
Nov-12	Nov-17	8,000	18.14	3.14	-	18.14	3.14
Mar-13	Mar-18	525,000	16.34	3.44	159,000	16.34	3.44
May-13	May-18	9,000	17.08	3.61	1,000	17.08	3.61
Nov-13	Nov-18	27,000	19.91	4.12	-	-	-
Apr-14	Apr-19	42,000	23.37	4.50	-	-	-
Jun-14	Jun-19	12,000	22.49	4.67	-	-	-
Jun-14	Jun-19	12,000	22.49	4.67	-	-	-
Jun-14	Jun-19	12,000	23.18	4.69	-	-	-
Aug-14	Aug-19	12,000	29.74	4.87	-	-	-
September 30, 2014		1,596,382	14.13	2.18	1,046,382	11.99	1.44

During the three and nine months ended September 30, 2014, 154,200 and 1,350,874 share options were exercised and the cash proceeds received were $1,394 and $10,358 (2013: 145,611 and 191,611 share options exercised for proceeds of $1,145 and $1,459).

b)	DSAs and RSAs (equity-settled awards)

The Share Plan permits DSAs and RSAs (collectively referred to as “Share Awards”) to be issued to key management personnel, senior employees and directors. Upon vesting, shares in the Company are issued at no exercise price. The DSAs vest based on service-related vesting terms set by the Compensation Committee of the Board of Directors.

Condensed Interim Consolidated Financial Statements 11

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIALS STATEMENTS (UNAUDITED)

Compensation cost for DSAs and RSAs is measured based on the closing price of the stock one day prior to the grant date.

DSAs vest in three equal tranches with the first tranche vesting on the first anniversary, the second on the second anniversary, and the third on the third anniversary of the grant date. The RSAs vest immediately on the grant date.

The number of Share Awards as at September 30, 2014 and December 31, 2013 is as follows:

Number of Share Awards
Outstanding at December 31, 2012	370,000
Granted	59,000
Shares issued	(247,666)
Outstanding at December 31, 2013	181,334
Granted	248,000
Shares issued	(140,667)
Outstanding at September 30, 2014	288,667

The first tranche of the DSAs granted on March 7, 2013 vested immediately on the grant date and the respective shares were issued on the same date. The remaining tranches will vest on the first and second anniversary year of the grant date, respectively.

The first tranche of the DSAs granted on August 12, 2014 will vest on April 1, 2015 and the remaining tranches will vest annually on April 1 of the respective years.

The following table outlines the Share Awards granted to key management personnel, senior employees, and directors, during the three and nine months ended September 30, 2014.

Grant Date	Granted	Type	CAD$	First Vest Date
April 1, 2014	210,000	DSA	23.37	April 1, 2015
May 8, 2014	35,000	RSA	24.03	May 8, 2014
August 12, 2014	3,000	DSA	29.74	April 1, 2015

During the three and nine months ended September 30, 2014, nil and 105,667 DSAs vested and the shares were issued to the recipients under the provisions of the Share Plan. As a result $nil and $2,130 was transferred to share capital from share based payments reserve (2013: nil and 212,666 DSA’s vested and $nil and $3,684 transferred to share capital).

During the three and nine months ended September 30, 2014, the Company recorded $839 and $2,755 of compensation expense relating to DSAs and RSAs in general and administrative expenses (2013: $459 and $2,610).

During the three and nine months ended September 30, 2014, the Company excluded 24,000 and 24,000 potential shares from Share Plan exercises in the calculation of diluted earnings per share as they are anti-dilutive (2013: 1,933,793 and 1,933,793 anti-dilutive shares).

12 Tahoe Resources Inc.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIALS STATEMENTS (UNAUDITED)

c)	SARs (cash-settled)

The Company grants SARs to employees that entitle the employees to a cash payment. The amount of the cash payment is determined based on the difference between the strike price and the closing share price of the Company on the exercise date. The SARs have a term of five years from the award date and vest in five equal tranches with the first tranche vesting immediately, the second on the first anniversary, the third on the second anniversary, the fourth on the third anniversary, and the fifth on the fourth anniversary of the grant date. Prior to settlement, unvested and vested SARs are valued using the Black-Scholes Model.

During the three and nine months ended September 30, 2014, the Company did not issue SARs to employees (2013: 5,000 and 10,000).

Number of SARs
Outstanding at December 31, 2012	326,925
Issued	10,000
Exercised	(84,200)
Cancelled	(47,000)
Outstanding at December 31, 2013	205,725
Exercised	(120,725)
Cancelled	(18,000)
Outstanding at September 30, 2014	67,000

Exercisable at September 30, 2013	143,225
Exercisable at September 30, 2014	44,000

At September 30, 2014 and 2013, vested SARs had a weighted average intrinsic value of CAD$10.32 and CAD$8.29 per share, respectively.

At September 30, 2014, the Company has recognized other current and long-term liabilities for SARs of $773 and $43, respectively (December 31, 2013: $1,506 and $80).

During the three and nine months ended September 30, 2014, the Company has recorded $(334) and $869 of compensation expense in general and administrative expenses (2013: $556 and $(35)).

Condensed Interim Consolidated Financial Statements 13

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIALS STATEMENTS (UNAUDITED)

The following table summarizes information about SARs outstanding and exercisable at September 30, 2014 (grant price in CAD$):

	Grant		Exercised/
Grant Date	Price	Issued	Cancelled	Outstanding	Exercisable
Jun-Dec-10	6.40	257,000	(207,000)	50,000	42,000
Jan-11	13.74	15,000	(15,000)	-	-
Feb-11	13.54	20,000	(20,000)	-	-
Jul-11	18.00	27,500	(27,500)	-	-
Oct-11	15.10	10,000	(6,000)	4,000	-
Jan-12	19.85	20,000	(20,000)	-	-
Apr-12	20.55	10,000	(10,000)	-	-
May-12	16.57	10,000	(10,000)	-	-
Jul-12	12.87	5,000	(3,000)	2,000	-
Oct-12	20.45	10,000	(10,000)	-	-
Nov-12	19.93	5,000	(2,000)	3,000	-
Jun-13	13.35	5,000	(2,000)	3,000	-
Aug-13	18.80	5,000	-	5,000	2,000
September 30, 2014		399,500	(332,500)	67,000	44,000

Inputs for measurement of fair values

The grant date fair values of share options were measured based on the Black-Scholes Model. The fair value of SARs (cash settled) has been re-measured at September 30, 2014. Expected volatility, interest rate and share price have been updated with changes in the fair value being recognized in earnings or loss during the period.

The weighted average inputs used in the measurement of the fair values (CAD$) at the grant dates of the share options and SARs are as follows:

		Share Options				SARs
	Three Months Ended		Nine Months Ended		Three Months Ended		Nine Months Ended
	September 30,		September 30,		September 30,		September 30,
	2014	2013	2014	2013	2014	2013	2014	2013
Share price	$29.67	$-	$24.09	$16.46	$-	$18.80	$-	$15.78
Exercise price	$29.74	$-	$23.96	$16.36	$-	$18.80	$-	$16.08
Expected volatility	51%	-	52%	49%	-	56%	-	56%
Expected life (years)	3.60	-	3.60	3.60	-	5.00	-	5.00
Expected dividend yield	-	-	-	-	-	-	-	-
Risk-free interest rate	1.38%	-	1.44%	1.21%	-	1.69%	-	1.70%
Fair value	$11.40	$-	$9.58	$6.11	$-	$9.24	$-	$7.65

The weighted average inputs used in the re-measurement of the fair value (CAD$) of the SARs are as follows:

	September 30,	December 31,
	2014	2013
Share price	$22.79	$17.67
Exercise price	$9.41	$11.28
Expected volatility	51%	51%
Expected life (years)	1.48	2.18
Expected dividend yield	-	-
Risk-free interest rate	1.50%	1.65%
Fair value	$14.63	$9.10

14 Tahoe Resources Inc.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIALS STATEMENTS (UNAUDITED)

11.	INCOME TAX EXPENSE

The reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2014	2013	2014	2013
Earnings (loss) before income taxes	$26,447	$(15,537)	$101,144	$(56,026)
Statutory tax rate	26%	25%	26%	25%
Income tax expense (benefit)	6,876	(3,884)	26,297	(14,007)

Reconciling items:
Difference between statutory and foreign tax rates	(2,907)	2,087	(14,672)	8,983
Non-deductible share-based payments	275	198	974	594
Non-deductible expenses	806	580	2,854	1,741
Change in unrecognized deferred tax assets	1,361	1,019	4,737	2,689
Income tax expense	$6,411	$-	$20,190	$-

Effective January 1, 2014, the income tax rate in Guatemala increased from 6% to 7% of taxable revenues for entities in the optional simplified regime for income derived from lucrative activities. The Company has elected to be taxed under this regime.

12.	SUPPLEMENTAL CASH FLOW INFORMATION

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2014	2013	2014	2013
Trade and other receivables	$23,650	$-	$(6,951)	$-
Inventories	1,532	(3,086)	(8,597)	(6,672)
Other current assets	1,873	(710)	(2,493)	(533)
Other non-current assets	(1,224)	-	(7,405)	-
Accounts payable, accrued liabilities, and other non-current liabilities	1,704	7,724	(480)	667
Changes in working capital	$27,535	$3,928	$(25,926)	$(6,538)

Supplemental information:
Interest received	$18	$19	$28	$116

Condensed Interim Consolidated Financial Statements 15

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIALS STATEMENTS (UNAUDITED)

13.	SEGMENTED INFORMATION

The Company conducts its business as a single operating segment, the principal business activity being the acquisition, exploration, development and operation of mineral properties in the Americas for the mining of precious metals. All mineral properties, land, plant and equipment are situated in Guatemala and all revenues are generated by the Company’s mine in Guatemala. Substantially all of the cash and cash equivalents are denominated in United States dollars and are held in Canada. The Corporate office in Reno provides support to the mining and exploration activities with respect to financial, human resources and technical support.

The Company has contracts with a number of customers for its concentrate sales. The Company’s top three customers account for 84% and 87% of revenues for the three and nine months ended September 30, 2014. The revenues by customer for the three and nine month periods are 48%, 24% and 11% and 37%, 28% and 22%, respectively. No other customer accounted for more than 10% of sales during the respective periods. The loss of these customers or curtailment of purchases by such customers could have a material adverse effect on the Company’s results of operations, financial condition and cash flows.

14.	FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value (“FV”) estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The analysis of financial instruments that are measured subsequent to initial recognition at fair value can be categorized into Levels 1 through 3 based upon the degree to which the inputs used in the fair value measurement are observable.

•	Level 1 – inputs to the valuation methodology are quoted (adjusted) for identical assets or liabilities in active markets.

•	Level 2 – inputs to valuation methodology include quoted market prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

16 Tahoe Resources Inc.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIALS STATEMENTS (UNAUDITED)

At September 30, 2014, the levels in the FV hierarchy into which the Company’s financial assets are measured and recognized on the balance sheet at fair value are categorized as follows:

	September 30, 2014		December 31, 2013
	Level 1	Level 2	Level 1	Level 2
Cash	$78,371	$-	$8,812	$-
Cash equivalents	-	526	-	26
Trade and other receivables	-	9,457	-	2,506
	$78,371	$9,983	$8,812	$2,532

There were no transfers between Level 1 and Level 2 during the three and nine months ended September 30, 2014. At September 30, 2014 and December 31, 2013, there were no financial assets measured and recognized at fair value that would be categorized as Level 3 in the fair value hierarchy.

At September 30, 2014 and December 31, 2013, there were no financial liabilities measured and recognized at fair value that would be categorized as Level 1, Level 2 or Level 3 in the fair value hierarchy.

The Company’s trade receivables arising from the sale of metal concentrates are classified as at fair value through profit or loss. The Company’s trade and other receivables balance is comprised of the following:

	September 30,	December 31,
	2014	2013
Trade receivables from provisional concentrate sales	$8,769	$2,421
Other	688	85
Trade and other receivables	$9,457	$2,506

Condensed Interim Consolidated Financial Statements 17

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIALS STATEMENTS (UNAUDITED)

15.	FINANCIAL RISK MANAGEMENT

Overview

The Company has exposure to the following risks from its use of financial instruments:

•	credit risk

•	liquidity risk

•	market risk

This note presents information about the Company’s exposure to each of the above risks, the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital. Further quantitative disclosures are included throughout these interim financial statements.

a)	Credit Risk

Credit risk is the risk that the counterparty to a financial instrument will cause a loss for the Company by failing to meet its obligations. Credit risk for the Company is primarily related to trade and other receivables and cash and cash equivalents. The Company manages this risk by selling to organizations with strong credit ratings and requiring substantial provisional pricing at the date of shipping its products. The history of defaults by these organizations to other entities has been negligible and the Company considers its risk to be negligible as well. The Company manages the credit risk associated with cash and cash equivalents by investing these funds with highly rated financial institutions, and as such, the Company deems the credit risk on cash and cash equivalents to be low.

b)	Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, to the extent possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company’s financial liabilities at September 30, 2014 include accounts payable and accrued liabilities, all of which are due within six months or less. The other long-term liabilities consist of the SARs long-term portion and severance provisions.

	1 year	2-5 years	5+ years	Total
Accounts payable and accrued liabilities	$36,041	$-	$-	$36,041
Debt	52,364	-	-	52,364
Income tax payable	2,810	-	-	2,810
Lease and contractual agreements	9,164	2,428	169	11,761
Commitments to purchase equipment, services, materials and supplies	26,862	-	-	26,862
Other long-term liabilities	-	1,945	-	1,945
Reclamation provision	-	-	8,457	8,457
	$127,241	$4,373	$8,626	$140,240

18 Tahoe Resources Inc.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIALS STATEMENTS (UNAUDITED)

c)	Market Risk

The Market risk of the Company is composed of three main risks: foreign exchange risk, interest rate risk, and price risk.

i.	Foreign Exchange Risk

The Company is exposed to currency risk on cash and cash equivalents and accounts payable that are denominated in a currency other than the USD$. To minimize risk, the Company’s funds are kept in highly liquid instruments such as commercial paper and time deposits. The Company also contracts for goods and services mainly in USD$ currency. At September 30, 2014, the Company held substantially all cash in USD$ to minimize exchange rate risk.

	September 30,	December 31,
	2014	2013
Cash and cash equivalents	$77,534	$7,145
USD$ equivalent of cash in CAD$	143	1,050
USD$ equivalent of cash in other currencies	1,220	643
	$78,897	$8,838

Cash and cash equivalents comprise cash balances and deposits with maturities of 90 days or less.

	September 30,	December 31,
	2014	2013
Cash	$78,371	$8,812
Cash equivalents	526	26
	$78,897	$8,838

While most of the Company’s goods and services are contracted in USD$, there is a portion contracted in other currencies (CAD$ and Guatemalan Quetzals). The appreciation of these currencies against the USD$ can increase the costs the Company incurs. At September 30, 2014, the Company has determined this risk to be low.

ii.	Interest Rate Risk

Interest rate risk is the risk that the Company’s future cash flows and fair values will fluctuate as a result of changes in market interest rates. At September 30, 2014, the Company’s interest-bearing financial instruments are related to cash and cash equivalents, the credit facility, and finance leases. At September 30, 2014, the credit facility was subject to a floating interest rate (note 7). The weighted average interest rate paid by the Company during the first quarter of 2014 related to the credit facility was 6.65% . At September 30, 2014, the Company has determined the interest rate risk to be low.

Condensed Interim Consolidated Financial Statements 19

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIALS STATEMENTS (UNAUDITED)

iii.	Price Risk

Price risk is the risk that the fair value of the Company’s financial instruments will fluctuate due to changes in market prices. At September 30, 2014, the Company has determined that risk to the Company due to metals prices is at an acceptable level and have entered into no hedging contracts.

The costs associated with operating and construction activities of the Company are subject to price risk as it relates to certain consumables including diesel fuel and power. The Company has determined these risks to be negligible at September 30, 2014.

16.	CONTINGENCIES

Due to the complexity and nature of the Company’s operations, various legal, tax, and regulatory matters are outstanding from time to time. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements on the date such changes occur.

17.	EVENTS AFTER THE REPORTING PERIOD

On November 11, 2014, the Board of Directors approved a monthly dividend of $0.02 per share on the common shares of the Company, payable on December 19, 2014 to shareholders of record on December 12, 2014. This dividend qualifies as an “eligible dividend” for Canadian income tax purposes. Pursuant to tax legislation enacted in 2007, Canadian resident individuals who receive “eligible dividends” will be entitled to an enhanced gross-up and dividend tax credit on such dividends. The Company plans to continue this monthly dividend subject to Board discretion.

20 Tahoe Resources Inc.